SECURITIES AND EXCHANGE COMMISSION

02018079

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2001	
Estimated average burden hours per response . . . 12.00	

RECEIVED FEB 28 2002 SEC MAIL PROCESSING SECTION 365 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Multi-Financial Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 17th Street Suite 5000

(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Temple-Trujillo (303) 446-8400

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Douglas Temple-Trujillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Multi-Financial Securities Corporation, of 12/31/2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Secretary
Title

Kathleen R Konrad
Notary Public
My Commission Expires 2/1/04

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Multi-Financial Securities Corporation

Audited Financial Statements
and Supplemental Information

For the years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Multi-Financial Securities Corporation

We have audited the accompanying statements of financial condition of Multi-Financial Securities Corporation (a wholly owned subsidiary of Multi-Financial Group, Inc., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Financial Securities Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 4, 2002
Atlanta, Georgia

Multi-Financial Securities Corporation

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$4,863,065**	$2,291,170
Cash segregated for regulatory purposes	**116,246**	154,681
Commissions and concessions receivable	**1,903,381**	2,329,320
Due from affiliates, including $1,635,207 in 2001 and $67,469 in 2000 under tax allocation agreement	**1,759,760**	67,469
Accounts receivable	**81,395**	470,245
Notes receivable	**690,126**	1,188,908
Other assets	**222,416**	4,286
Total assets	**$9,636,389**	$6,506,079
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable	**$1,684,493**	$1,955,949
Due to affiliates, including $28,420 in 2001 under tax allocation agreement	**660,398**	1,789
Deferred income tax liability	**6,878**	–
Accounts payable and other accrued expenses	**743,786**	579,287
Other liabilities	**110,779**	–
Total liabilities	**3,206,334**	2,537,025
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized; 23,000 shares issued and outstanding	**23,000**	23,000
Additional paid-in-capital	**900,000**	–
Retained earnings	**5,507,055**	3,946,054
Total stockholder's equity	**6,430,055**	3,969,054
Total liabilities and stockholder's equity	**$9,636,389**	$6,506,079

See accompanying notes.

Multi-Financial Securities Corporation

Statements of Operations

	Year ended December 31	
	2001	**2000**
Revenues:		
Commissions	**$62,801,938**	$78,677,889
Interest	**198,932**	206,823
Other	**2,476,297**	2,203,648
Total revenues	**65,477,167**	81,088,360
Expenses:		
Commissions	**55,354,454**	69,917,844
Other operating expenses	**7,060,092**	7,731,875
Total expenses	**62,414,546**	77,649,719
Income before taxes	**3,062,621**	3,438,641
Income tax expense:		
Current	**1,208,742**	1,253,002
Deferred	**6,878**	67,139
Total income tax expense	**1,215,620**	1,320,141
Net income	**$ 1,847,001**	$ 2,118,500

See accompanying notes.

Multi-Financial Securities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2000	$23,000	$ –	$ 3,427,554	$ 3,450,554
Dividends to Parent	–	–	(1,600,000)	(1,600,000)
Net income	–	–	2,118,500	2,118,500
Balance at December 31, 2000	23,000	–	3,946,054	3,969,054
Capital contribution	–	**900,000**	–	**900,000**
Dividends to Parent	–	–	**(286,000)**	**(286,000)**
Net income	–	–	**1,847,001**	**1,847,001**
Balance at December 31, 2000	**$23,000**	**$900,000**	**$ 5,507,055**	**$ 6,430,055**

See accompanying notes.

Multi-Financial Securities Corporation

Statements of Cash Flows

	Year ended December 31 2001	2000
Operating activities		
Net income	**$ 1,847,001**	$ 2,118,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of notes receivable	**489,587**	496,152
Deferred income taxes	**6,878**	67,139
Change in operating assets and liabilities:		
Commissions and concessions receivable	**425,939**	(478,799)
Due from affiliates	**(1,692,291)**	61,357
Securities owned	**–**	753,699
Notes receivable	**9,195**	8,700
Accounts receivable	**388,850**	-
Other assets	**(218,130)**	(64,709)
Commissions and concessions payable	**(271,456)**	(1,196,737)
Due to affiliates	**658,609**	(384,255)
Accounts payable and other accrued expenses	**164,499**	64,757
Other liabilities	**110,779**	–
Net cash provided by operating activities	**1,919,460**	1,445,804
Financing activities		
Dividends paid to parent	**(286,000)**	(1,600,000)
Capital contributions received	**900,000**	–
Net cash provided by (used in) financing activities	**614,000**	(1,600,000)
Increase (decrease) in cash and cash equivalents	**2,533,460**	(154,196)
Cash and cash equivalents at beginning of year	**2,445,851**	2,600,047
Cash and cash equivalents at end of year	**$ 4,979,311**	$ 2,445,851
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	**$ 5,287**	$ 24,036
Income taxes	**$ 2,835,386**	$ 1,244,020

See accompanying notes.

1. Nature of Business and Ownership

Multi-Financial Securities Corporation (the"Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is engaged primarily in the business of selling mutual funds, direct participation programs, limited partnerships, unit investment trusts, variable and life products, stocks, bonds, and options. The Company is a wholly owned subsidiary of Multi-Financial Group, Inc. (the "Parent") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with the current financial statement presentation.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents (continued)

Cash of $116,246 and $154,681 at December 31, 2001 and 2000, respectively, has been segregated in a special reserve bank account, for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and represents funds deposited by customers as a result of mutual fund trades.

Notes Receivable

The Company has loaned money to certain of its representative agents under promissory note agreements, which bear interest at 8%. Each note contains a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. At December 31, 2001 and 2000, in anticipation of forgiveness of a portion of the principal, the Company is amortizing the principal balance of the notes into operations ratably over the contractual term of the notes. The principal amortization for 2001 and 2000 was $489,587 and $496,152, respectively.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Revenue Recognition

Commission revenue and expense are recognized on a trade-date basis, which is the date a trade is executed.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the years then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

3. Income Taxes (continued)

Income tax expense consists of the following:

	Year ended December 31	
	2001	**2000**
Current:		
Federal	**$1,005,427**	$1,084,529
State	**203,315**	168,473
	1,208,742	1,253,002
Deferred:		
Federal	**6,878**	118,816
State	**–**	(51,677)
	6,878	67,139
Total	**$1,215,620**	$1,320,141

Variations from the federal statutory rate are as follows:

	Year ended December 31	
	2001	**2000**
Expected federal income tax expense at statutory rate of 35%	**$1,071,917**	$1,169,138
Effect of permanent differences	**11,548**	34,208
State income tax expense, net of federal benefit	**132,155**	116,795
Income tax expense	**$1,215,620**	$1,320,141

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is due primarily to state income taxes and nondeductible expenses such as travel, entertainment, and meals.

3. Income Taxes (continued)

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31	
	2001	**2000**
Deferred tax assets:		
Deferred compensation	**$69,817**	$ –
Total deferred tax assets	**69,817**	–
Deferred tax liabilities:		
State taxes	**57,252**	–
Other	**19,443**	–
Total deferred tax liabilities	**76,695**	–
Net deferred tax asset (liability)	**$(6,878)**	$ –

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized

4. Related Party Transactions

The Parent charges the Company a fee, payable monthly, for administrative services. The fee covers the costs of payroll, office space and accompanying services, accounting services, and other related support services. The charges for such services amounted to approximately $3,600,000 and $4,550,000 for the years ended December 31, 2001 and 2000, respectively.

5. Employee and Registered Representative Benefits

Deferred Compensation Plan

In October 2001, the Company through the ING Advisors Network, established a deferred compensation plan (the "Plan") for registered representatives. Under the Plan, if certain eligibility requirements are met, a participant may defer up to 25% of their commission and fee earnings and an OSJ participant may defer up to 50% of their earnings during a Plan year. The deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals which is reflected in Accounts Payable and Other Accrued Expenses was $201,317 at December 31, 2001. The interest expense related to this plan was $2,120 for the year ended December 31, 2001.

6. Contingencies

The Company is party to a number of claims and lawsuits/arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $3,550,059 which was $3,349,717 in excess of its required net capital of $200,342. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .8 to 1.

Supplemental Information

Multi-Financial Securities Corporation

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Stockholder's equity	**$6,430,055**
Non-allowable assets	
Commissions receivable (Aged)	**715,695**
Due from affiliates	**1,759,760**
Other assets	**87,220**
Total non-allowable assets	**2,562,675**
Other deductions	
Excess fidelity bond deductible	**45,131**
Net capital before haircuts	**3,822,249**
Haircuts on short term investments included in cash equivalents	**272,190**
Net Capital	**$3,550,059**
Aggregate indebtedness (AI)	
Commissions and concessions payable	**$1,684,493**
Accounts payable and other accrued expenses	**660,236**
Due to affiliates	**660,398**
Total aggregate indebtedness	**$3,005,127**
Minimum net capital requirement, 6 2/3 % of AI	**$200,342**
Minimum dollar net capital requirement	**$100,000**
Excess net capital	**$3,349,717**
Excess net capital at 1000%, as defined	**$3,249,546**
Ratio of aggregate indebtedness to net capital	**0.8 to 1**

Multi-Financial Securities Corporation

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding Unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Multi-Financial Securities Corporation

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2001

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Stockholder and Board of Directors
Multi-Financial Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Multi-Financial Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-

5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 4, 2002
Atlanta, Georgia

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Multi-Financial Securities Corporation

For the years ended December 31, 2001 and 2000
With Reports of Independent Auditors

0201-0264937